August 23, 2024

Tanya Zharov, Esq.
General Counsel
Alvotech
9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
R.C.S. Luxembourg : B258884

       Re: Alvotech
           Registration Statement on Form F-3
           Filed August 21, 2024
           File No. 333-281684
Dear Tanya Zharov Esq.:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Katie A. Kazem, Esq.